Exhibit 99.1

Explanatory Note

MCE Finance Limited’s Quarterly Report

for the Three and Six Months Ended June 30, 2016

This quarterly report serves to provide holders of MCE Finance Limited’s US$1,000,000,000 5.00% senior notes due 2021 (the “2013 Senior Notes”) with MCE Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and six months ended June 30, 2016, together with related information, pursuant to the terms of the indenture, dated February 7, 2013, relating to the 2013 Senior Notes. MCE Finance Limited is a wholly-owned subsidiary of Melco Crown Entertainment Limited.

MCE Finance Limited

Report for the Second Quarter of 2016

TABLE OF CONTENTS

INTRODUCTION	1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	3

GLOSSARY	4

EXCHANGE RATE INFORMATION	6

FINANCIAL CONDITION AND RESULTS OF OPERATIONS	7

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-1

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•	“2011 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment agreement dated June 22, 2011, as amended from time to time, between, among others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, comprising a term loan facility and a revolving credit facility, for a total amount of HK$9.36 billion (equivalent to approximately US$1.2 billion), and which have been amended and restated by the 2015 Credit Facilities;

•	“2015 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment and restatement agreement dated June 19, 2015, as amended from time to time, between, among others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, in a total amount of HK$13.65 billion (equivalent to approximately US$1.75 billion), comprising a HK$3.90 billion (equivalent to approximately US$500.00 million) term loan facility and a HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility;

•	“Altira Developments” refers to our subsidiary, Altira Developments Limited, a Macau company through which we hold the land and building for Altira Macau;

•	“Altira Macau” refers to an integrated casino and hotel development that caters to Asian rolling chip customers;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•	“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•	“Melco Crown (COD) Developments” refers to our subsidiary, Melco Crown (COD) Developments Limited, a Macau company through which we hold the land and buildings for City of Dreams;

•	“Melco Crown Macau” refers to our subsidiary, Melco Crown (Macau) Limited, a Macau company and the holder of our gaming subconcession;

•	“Mocha Clubs” collectively refers to clubs with gaming machines, which are now the largest non-casino based operations of electronic gaming machines in Macau;

•	“our subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Crown Macau;

•	“Parent” and “MCE” refer to Melco Crown Entertainment Limited, a Cayman Islands exempted company with limited liability;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•	“Services Agreement” refers to a services agreement entered into in May 2007 as amended in June 2012 between Melco Crown Macau and Studio City Entertainment, together with other agreements or arrangements entered into between the parties from time to time, which may amend, supplement or relate to the aforementioned agreement;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau;

•	“Studio City Entertainment” refers to our affiliate, Studio City Entertainment Limited, a Macau company which the Parent acquired, through acquisition of 60% equity interest in Studio City International Holdings Limited, an intermediate holding company of Studio City Entertainment, an indirect holding of 60% of its equity interest in July 2011;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we”, “us”, “our” “our company” and “the Company” refer to MCE Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2016.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry, and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash used to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic table games”	tables with an electronic or computerized wagering and payment system that allows players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic table games

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator, and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or concessionaires or subconcessionaires

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and the Macau government, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollar, while our current expenses are denominated predominantly in Pataca and H.K. dollar, and in connection with a portion of our indebtedness and certain expenses, in U.S. dollar. Unless otherwise noted, all translations from H.K. dollar to U.S. dollar and from U.S. dollar to H.K. dollar in this quarterly report were made at a rate of HK$7.78 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the rate of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and it, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on June 30, 2016 in New York City for cable transfers in H.K. dollar per U.S. dollar, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.7591 to US$1.00. On August 19, 2016, the noon buying rate was HK$7.7530 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or H.K. dollar, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 to MOP1.03. All translations from Pataca to U.S. dollar in this quarterly report were made at the exchange rate of MOP8.0134 to US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Pataca.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2015. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Summary of Financial Results

For the second quarter of 2016, our total net revenues were US$0.96 billion, an increase of 11.9% from US$0.86 billion of net revenues for the second quarter of 2015. The increase in total net revenues was primarily attributable to the casino revenues generated from operating the gaming areas of Studio City since its opening in October 2015 and increase in management fee income from provision of management services to affiliated companies for which the associated costs were mainly included in general and administrative expenses, partially offset by lower casino revenues at City of Dreams and Altira Macau. Net income from Studio City gaming operation will be reimbursed to Studio City Entertainment pursuant to the Services Agreement, which is included in general and administrative expenses.

Net income for the second quarter of 2016 was US$86.7 million, as compared to US$84.4 million for the second quarter of 2015.

The following summarizes the results of our operations:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	(In thousands of US$)
Net revenues	$964,846	$862,257	$1,983,634	$1,889,512
Total operating costs and expenses	$(864,079)	$(771,255)	$(1,773,045)	$(1,652,980)
Operating income	$100,767	$91,002	$210,589	$236,532
Net income	$86,695	$84,394	$187,388	$216,469

Results of Operations

City of Dreams Second Quarter Results

For the second quarter of 2016, net revenue at City of Dreams was US$636.9 million compared to US$658.7 million in the second quarter of 2015. The decline in net revenue was primarily a result of lower mass market table games revenues.

Rolling chip volume totaled US$9.9 billion for the second quarter of 2016 versus US$11.1 billion in the second quarter of 2015. The rolling chip win rate was 3.0% in the second quarter of 2016 versus 2.7% in the second quarter of 2015. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop decreased to US$1,027.7 million compared with US$1,198.8 million in the second quarter of 2015. The mass market table games hold percentage was 35.7% in the second quarter of 2016 compared to 32.4% in the second quarter of 2015.

Gaming machine handle for the second quarter of 2016 was US$1,003.5 million, compared with US$1,116.7 million in the second quarter of 2015. The gaming machine win rate was 3.2% in the second quarter of 2016 versus 4.1% in the second quarter of 2015.

Total non-gaming revenue at City of Dreams in the second quarter of 2016 was US$69.8 million, compared with US$68.1 million in the second quarter of 2015.

Altira Macau Second Quarter Results

For the second quarter of 2016, net revenue at Altira Macau was US$98.9 million compared to US$144.1 million in the second quarter of 2015. The year-over-year decrease in net revenue was primarily a result of lower rolling chip revenues.

Rolling chip volume totaled US$4.2 billion in the second quarter of 2016 versus US$6.5 billion in the second quarter of 2015. The rolling chip win rate was 2.7% in both quarters ended June 30, 2016 and 2015. The expected rolling chip win rate range is 2.7%-3.0%.

In the mass market table games segment, drop totaled US$124.2 million in the second quarter of 2016, a decrease from US$166.7 million generated in the comparable period in 2015. The mass market table games hold percentage was 18.5% in the second quarter of 2016 compared with 15.9% in the second quarter of 2015.

Gaming machine handle for the second quarter of 2016 was US$7.3 million, compared with US$7.7 million in the second quarter of 2015. The gaming machine win rate was 6.5% in the second quarter of 2016 versus 5.9% in the second quarter of 2015.

Total non-gaming revenue at Altira Macau in the second quarter of 2016 was US$7.0 million compared with US$8.4 million in the second quarter of 2015.

Mocha Clubs Second Quarter Results

Net revenue from Mocha Clubs totaled US$28.0 million in the second quarter of 2016 as compared to US$33.2 million in the second quarter of 2015.

Gaming machine handle for the second quarter of 2016 was US$595.8 million, compared with US$720.6 million in the second quarter of 2015. The gaming machine win rate was 4.6% in the second quarter of 2016 versus 4.5% in the second quarter of 2015.

Other Factors Affecting Second Quarter Earnings

Total net non-operating expenses for the second quarter of 2016 were US$13.1 million, which mainly included interest expenses, net of capitalized interest, of US$7.1 million and other finance costs of US$6.3 million, as compared to a total net non-operating expenses of US$6.1 million for the second quarter of 2015, which mainly included interest income of US$1.6 million, other income, net, of US$5.9 million, interest expenses, net of capitalized interest, of US$9.9 million and other finance costs of US$4.3 million. The year-on-year increase of US$7.0 million in net non-operating expenses was primarily due to decrease in other income.

Depreciation and amortization costs of US$66.5 million were recorded in the second quarter of 2016, of which US$14.3 million was related to the amortization of our gaming subconcession and US$2.7 million was related to the amortization of land use rights.

Six Months’ Results

For the six months ended June 30, 2016, our total net revenues were US$1.98 billion compared to US$1.89 billion for the six months ended June 30, 2015. The year-over-year increase in net revenues was primarily attributable to the casino revenues generated from operating the gaming areas of Studio City since its opening in October 2015 and increase in management fee income from provision of management services to affiliated companies for which the associated costs were mainly included in general and administrative expenses, partially offset by lower casino revenues at City of Dreams and Altira Macau. Net income from Studio City gaming operation will be reimbursed to Studio City Entertainment pursuant to the Services Agreement, which is included in general and administrative expenses.

Net income for the first six months of 2016 was US$187.4 million, compared with net income of US$216.5 million in the comparable period of 2015. The year-over-year decrease in net income was primarily attributable to lower rolling chip revenues and mass market table games revenues in City of Dreams and Altira Macau, as well as higher provision for doubtful debt in Altira Macau.

Liquidity and Capital Resources

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of June 30, 2016, we held unrestricted cash and cash equivalents, bank deposits with original maturity over three months and restricted cash of US$721.5 million, US$49.4 million and US$12.7 million, respectively, and HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility under the 2015 Credit Facilities remains available for future drawdown. Further, the 2015 Credit Facilities includes an incremental facility of up to US$1.3 billion to be made available upon further agreement with any of the existing lenders under the 2015 Credit Facilities or with other entities.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended		Six Months Ended June 30,
	June 30,
	2016	2015	2016	2015
	(In thousands of US$)
Net cash provided by operating activities	$249,453	$75,419	$411,130	$208,533
Net cash provided by (used in) investing activities	79,213	(113,862)	356,594	(120,986)
Net cash (used in) provided by financing activities	(737,606)	20,458	(1,087,828)	(43,758)

Net (decrease) increase in cash and cash equivalents	(408,940)	(17,985)	(320,104)	43,789
Cash and cash equivalents at beginning of period	1,130,481	1,247,865	1,041,645	1,186,091

Cash and cash equivalents at end of period	$721,541	$1,229,880	$721,541	$1,229,880

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable related to VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment that are conducted primarily on a cash basis.

Net cash provided by operating activities was US$249.5 million for the second quarter of 2016, compared to US$75.4 million for the second quarter of 2015. While net cash provided by operating activities was US$411.1 million for the six months ended June 30, 2016, compared to US$208.5 million for the six months ended June 30, 2015. The increase in net cash provided by operating activities was mainly due to decreased working capital for the operations, partially offset with a decline in underlying operating performance as described in the foregoing section.

Investing Activities

Net cash provided by investing activities was US$79.2million for the second quarter of 2016, compared to net cash used in investing activities of US$113.9 million for the second quarter of 2014. The change was primarily due to the increase in net withdrawals of bank deposits with original maturity over three months and decrease in advance to shareholder.

Net cash provided by investing activities of US$79.2 million for the second quarter of 2016 mainly included a net decrease in bank deposits with original maturity over three months of US$147.0 million, partially offset by capital expenditure payments of US$67.0 million.

Net cash used in investing activities of US$113.9 million for the second quarter of 2015 mainly included capital expenditure payments of US$66.1 million, our advance to shareholder of US$35.0 million, change in restricted cash of US$12.6 million and advance payments and deposits for acquisition of property and equipment of US$4.1 million, partially offset with a net decrease in bank deposits with original maturity over three months of US$5.6 million.

Our total capital expenditure payments for the second quarter of 2016 were US$67.0 million, as compared to US$66.1 million for the second quarter of 2015. Such capital expenditures for both periods were mainly associated with our development and construction projects as well as enhancements to our integrated resort offerings at City of Dreams.

Net cash provided by investing activities was US$356.6 million for the six months ended June 30, 2016, compared to net cash used in investing activities of US$121.0 million for the six months ended June 30, 2015. The change was primarily due to the increase in net withdrawals of bank deposits with original maturity over three months, partially offset by an increase in capital expenditure payments and no proceed from the net repayment of advance to shareholder in the current period.

Net cash provided by investing activities of US$356.6 million for the six months ended June 30, 2016 mainly included a net decrease in bank deposits with original maturity over three months of US$538.6 million, partially offset by capital expenditure payments of US$177.5 million.

Net cash used in investing activities of US$121.0 million for the six months ended June 30, 2015 mainly included capital expenditure payments of US$153.0 million, our advance to shareholder of US$43.3 million, change in restricted cash of US$18.1 million and advance payments and deposits for acquisition of property and equipment of US$12.2 million, partially offset with the proceed from the repayment of advance to shareholder of US$105.4 million and a net decrease in bank deposits with original maturity over three months of US$5.6 million.

Our total capital expenditure payments for the six months ended June 30, 2016 were US$177.5 million, as compared to US$153.0 million for the six month ended June 30, 2015. Such capital expenditures for both periods were mainly associated with our development and construction projects as well as enhancements to our integrated resort offerings at City of Dreams. The increase was primarily due to the development of various projects at City of Dreams, including the fifth hotel tower and expansion of retail precinct.

Financing Activities

Net cash used in financing activities amounted to US$737.6 million for the second quarter of 2016 primarily represented the dividends payments of US$739.2 million.

Net cash provided by financing activities amounted to US$20.5 million for the second quarter of 2015 primarily represented the net proceeds from the refinancing of 2011 Credit Facilities by 2015 Credit Facilities of US$148.3 million, advance from an affiliated company of US$35.1 million, offset in part by the dividends payment of US$150.0 million and the payment of debt issuance cost of US$12.9 million associated with the 2015 Credit Facilities.

Net cash used in financing activities amounted to US$1,087.8 million for the six months ended June 30, 2016 primarily represented the dividends payments of US$1,089.5 million.

Net cash used in financing activities amounted to US$43.8 million for the six months ended June 30, 2015 primarily represented the dividends payment of US$150.0 million, the scheduled repayments of the term loan under 2011 Credit Facilities of US$64.2 million and the payment of debt issuance costs of US$12.9 million associated with the 2015 Credit Facilities, offset in part by the net proceeds from the refinancing of 2011 Credit Facilities by 2015 Credit Facilities of US$148.3 million and advance from an affiliated company of US$35.1 million.

Indebtedness

The following table presents a summary of our indebtedness before net with the debt issuance costs as of June 30, 2016:

As of June 30, 2016
(In thousands of US$)
2013 Senior Notes	$1,000,000
2015 Credit Facilities	501,285

$1,501,285

There was no change in our indebtedness as of June 30, 2016 as compared to March 31, 2016.

On July 11, 2016, our company commenced a consent solicitation (the “Consent Solicitation”) seeking consents from holders of its outstanding 2013 Senior Notes to certain proposed amendments to the indenture governing the 2013 Senior Notes following the announcement by Crown Resorts Limited, a major shareholder of MCE, that it intends to spin off certain of its non-Australian assets to a separately listed holding company. Our company obtained the requisite consent through the Consent Solicitation and paid consent fees of approximately US$4.7 million to the consenting holders on August 3, 2016. Crown Resorts Limited has agreed to reimburse our company for the consent fees mentioned above and the third party fee of approximately US$1.0 million incurred by our company as of the date of this report in relation to the Consent Solicitation.

Our company commenced expansion of its retail precinct at City of Dreams, the initial phase of which has been opened in mid-2016 and the remaining phases are expected to open between the latter part of this year and early 2017. Our company is also developing the fifth hotel tower at City of Dreams.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

MCE Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2016

Page

Unaudited MCE Finance Limited Condensed Consolidated Financial Statements	F-2

Unaudited MCE Finance Limited — Restricted Subsidiaries Group Condensed Consolidated Financial Statements	F-5

Unaudited Reconciliation of Financial Condition and Results of Operations of MCE Finance Limited — Restricted Subsidiaries Group to MCE Finance Limited	F-9

MCE Finance Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	June 30, 2016	December 31, 2015
	(Unaudited)	(Note 2)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$721,541	$1,041,645
Bank deposits with original maturity over three months	49,357	587,908
Restricted cash	12,709	15,121
Accounts receivable, net	195,274	238,168
Amounts due from affiliated companies	203,909	245,049
Inventories	18,680	19,280
Prepaid expenses and other current assets	52,610	44,395

Total current assets	1,254,080	2,191,566

PROPERTY AND EQUIPMENT, NET	2,505,178	2,403,759
GAMING SUBCONCESSION, NET	341,938	370,557
INTANGIBLE ASSETS	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	90,653	106,036
ADVANCE TO SHAREHOLDER	—	600,096
ADVANCE TO IMMEDIATE HOLDING COMPANY	600,821	—
LAND USE RIGHTS, NET	351,835	357,268

TOTAL ASSETS	$5,230,640	$6,115,417

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$9,397	$8,575
Accrued expenses and other current liabilities	634,818	628,308
Income tax payable	2,238	2,817
Capital lease obligations, due within one year	109	73
Current portion of long-term debt, net	44,107	22,000
Amount due to shareholder	—	22,909
Amount due to immediate holding company	26,781	—
Amounts due to affiliated companies	34,003	54,611

Total current liabilities	751,453	739,293

LONG-TERM DEBT, NET	1,387,808	1,403,400
OTHER LONG-TERM LIABILITIES	64,254	44,798
DEFERRED TAX LIABILITIES	14,293	15,009
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	207	265
ADVANCE FROM AN AFFILIATED COMPANY	1,946	—

SHAREHOLDER’S EQUITY
Ordinary shares (1)	—	—
Additional paid-in capital	1,849,785	1,849,646
Accumulated other comprehensive income	2,635	2,635
Retained earnings	1,158,259	2,060,371

Total shareholder’s equity	3,010,679	3,912,652

TOTAL LIABILITIES AND EQUITY	$5,230,640	$6,115,417

(1)	The authorized share capital of MCE Finance Limited was 5,000,000 shares of US$0.01 par value per share, as of June 30, 2016 and December 31, 2015, 1,202 ordinary shares of US$0.01 par value per share were issued and fully paid.

(2)	The Company adopted the new guidance on simplifying the presentation of debt issuance costs issued by Financial Accounting Standards Board on a retrospective basis. As a result, debt issuance costs of $75,327 related to the Company’s non-current portion of long-term debt (excluding revolving credit facilities) were reclassified from deferred financing costs, net to a direct reduction of the long-term debt, net; debt issuance costs of $558 related to the Company’s current portion of long-term debt (excluding revolving credit facilities) were reclassified from deferred financing costs, net to a direct reduction of the current portion of long-term debt, net; and debt issuance costs of $32,335 related to the Company’s revolving credit facilities were reclassified from deferred financing costs, net to long-term prepayments, deposits and other assets in the accompanying condensed consolidated balance sheet as of December 31, 2015.

MCE Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
OPERATING REVENUES
Casino	$885,259	$809,381	$1,821,886	$1,776,386
Rooms	31,300	33,780	62,619	68,234
Food and beverage	16,707	19,033	34,775	41,019
Entertainment, retail and others	69,821	41,189	140,831	87,561

Gross revenues	1,003,087	903,383	2,060,111	1,973,200
Less: promotional allowances	(38,241)	(41,126)	(76,477)	(83,688)

Net revenues	964,846	862,257	1,983,634	1,889,512

OPERATING COSTS AND EXPENSES
Casino	(640,957)	(584,736)	(1,321,634)	(1,273,771)
Rooms	(3,676)	(3,315)	(7,449)	(6,991)
Food and beverage	(3,941)	(4,497)	(8,463)	(9,213)
Entertainment, retail and others	(15,146)	(15,536)	(28,622)	(29,164)
General and administrative	(133,518)	(83,001)	(271,562)	(174,613)
Pre-opening costs	(307)	(3,236)	(546)	(5,362)
Amortization of gaming subconcession	(14,310)	(14,310)	(28,619)	(28,619)
Amortization of land use rights	(2,716)	(5,235)	(5,433)	(10,470)
Depreciation and amortization	(49,431)	(57,389)	(100,236)	(114,476)
Property charges and others	(77)	—	(481)	(301)

Total operating costs and expenses	(864,079)	(771,255)	(1,773,045)	(1,652,980)

OPERATING INCOME	100,767	91,002	210,589	236,532

NON-OPERATING INCOME (EXPENSES)
Interest income	(7)	1,614	1,933	2,496
Interest expenses, net of capitalized interest	(7,103)	(9,918)	(14,549)	(20,733)
Other finance costs	(6,295)	(4,309)	(12,018)	(8,752)
Foreign exchange gain, net	183	1,641	2,689	3,066
Other income, net	82	5,899	244	5,899
Loss on extinguishment of debt	—	(481)	—	(481)
Costs associated with debt modification	—	(545)	—	(545)

Total non-operating expenses, net	(13,140)	(6,099)	(21,701)	(19,050)

INCOME BEFORE INCOME TAX	87,627	84,903	188,888	217,482
INCOME TAX EXPENSE	(932)	(509)	(1,500)	(1,013)

NET INCOME	$86,695	$84,394	$187,388	$216,469

MCE Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$249,453	$75,419	$411,130	$208,533

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for acquisition of property and equipment	(67,005)	(66,088)	(177,457)	(153,016)
Placement of bank deposits with original maturity over three months	(49,357)	(104,990)	(49,357)	(104,990)
Payment for land use rights	—	—	(3,788)	(3,606)
Advance payments and deposits for acquisition of property and equipment	(577)	(4,069)	(1,862)	(12,207)
Advance to shareholder	(1,800)	(35,000)	(1,800)	(43,313)
Payment for entertainment production costs	(33)	(1,750)	(33)	(1,784)
Proceeds from sale of property and equipment	350	1	571	33
Changes in restricted cash	1,269	(12,582)	2,412	(18,117)
Withdrawals of bank deposits with original maturity over three months	196,366	110,616	587,908	110,616
Repayment of advance to shareholder	—	—	—	105,398

Net cash provided by (used in) investing activities	79,213	(113,862)	356,594	(120,986)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(739,243)	(150,000)	(1,089,500)	(150,000)
Payment of deferred financing costs	—	(12,921)	(58)	(12,921)
Principal payments on capital lease obligations	(7)	(47)	(15)	(84)
Fund from an affiliated company	1,644	35,128	1,745	35,128
Principal payments on long-term debt	—	—	—	(64,179)
Proceeds from long-term debt	—	148,298	—	148,298

Net cash (used in) provided by financing activities	(737,606)	20,458	(1,087,828)	(43,758)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(408,940)	(17,985)	(320,104)	43,789
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,130,481	1,247,865	1,041,645	1,186,091

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$721,541	$1,229,880	$721,541	$1,229,880

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(4)	$(7)	$(16,331)	$(22,856)
Cash paid for tax	—	—	(2,795)	(2,795)

NON-CASH INVESTING AND FINANCING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities	32,491	19,427	59,594	49,387
Deferred financing costs funded through accrued expenses and other current liabilities	—	33,922	—	33,922

MCE Finance Limited — Restricted Subsidiaries Group

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	June 30, 2016	December 31, 2015
		(Note 2)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$721,541	$1,041,645
Bank deposits with original maturity over three months	49,357	587,908
Restricted cash	12,709	15,121
Accounts receivable, net	195,274	238,168
Amounts due from affiliated companies	203,913	245,053
Amounts due from unconsolidated subsidiaries	2	1,634,007
Inventories	18,680	19,280
Prepaid expenses and other current assets	52,610	44,395

Total current assets	1,254,086	3,825,577

PROPERTY AND EQUIPMENT, NET	2,505,178	2,403,759
GAMING SUBCONCESSION, NET	341,938	370,557
INTANGIBLE ASSETS	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	90,653	106,036
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	6	6
ADVANCE TO IMMEDIATE HOLDING COMPANY	600,821	—
LAND USE RIGHTS, NET	351,835	357,268

TOTAL ASSETS	$5,230,652	$7,149,338

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$9,397	$8,575
Accrued expenses and other current liabilities	634,818	628,308
Income tax payable	2,238	2,817
Capital lease obligations, due within one year	109	73
Current portion of long-term debt, net	44,107	22,000
Amount due to shareholder	—	22,905
Amount due to immediate holding company	26,777	—
Amounts due to affiliated companies	34,003	54,611

Total current liabilities	751,449	739,289

LONG-TERM DEBT, NET	1,387,808	1,403,400
OTHER LONG-TERM LIABILITIES	64,254	44,798
DEFERRED TAX LIABILITIES	14,293	15,009
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	207	265
ADVANCE FROM SHAREHOLDER	—	1,033,909
ADVANCE FROM AN AFFILIATED COMPANY	1,946	—

SHAREHOLDER’S EQUITY
Ordinary shares (1)	—	—
Additional paid-in capital	1,849,785	1,849,646
Accumulated other comprehensive income	2,635	2,635
Retained earnings	1,158,275	2,060,387

Total shareholder’s equity	3,010,695	3,912,668

TOTAL LIABILITIES AND EQUITY	$5,230,652	$7,149,338

(1)	The authorized share capital of MCE Finance Limited was 5,000,000 shares of US$0.01 par value per share, as of June 30, 2016 and December 31, 2015, 1,202 ordinary shares of US$0.01 par value per share were issued and fully paid.

(2)	The Company adopted the new guidance on simplifying the presentation of debt issuance costs issued by Financial Accounting Standards Board on a retrospective basis. As a result, debt issuance costs of $75,327 related to the Company’s non-current portion of long-term debt (excluding revolving credit facilities) were reclassified from deferred financing costs, net to a direct reduction of the long-term debt, net; debt issuance costs of $558 related to the Company’s current portion of long-term debt (excluding revolving credit facilities) were reclassified from deferred financing costs, net to a direct reduction of the current portion of long-term debt, net; and debt issuance costs of $32,335 related to the Company’s revolving credit facilities were reclassified from deferred financing costs, net to long-term prepayments, deposits and other assets in the accompanying condensed consolidated balance sheet as of December 31, 2015.

MCE Finance Limited — Restricted Subsidiaries Group

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
OPERATING REVENUES
Casino	$885,259	$809,381	$1,821,886	$1,776,386
Rooms	31,300	33,780	62,619	68,234
Food and beverage	16,707	19,033	34,775	41,019
Entertainment, retail and others	69,821	41,189	140,831	87,561

Gross revenues	1,003,087	903,383	2,060,111	1,973,200
Less: promotional allowances	(38,241)	(41,126)	(76,477)	(83,688)

Net revenues	964,846	862,257	1,983,634	1,889,512

OPERATING COSTS AND EXPENSES
Casino	(640,957)	(584,736)	(1,321,634)	(1,273,771)
Rooms	(3,676)	(3,315)	(7,449)	(6,991)
Food and beverage	(3,941)	(4,497)	(8,463)	(9,213)
Entertainment, retail and others	(15,146)	(15,536)	(28,622)	(29,164)
General and administrative	(133,518)	(83,001)	(271,562)	(174,613)
Pre-opening costs	(307)	(3,236)	(546)	(5,362)
Amortization of gaming subconcession	(14,310)	(14,310)	(28,619)	(28,619)
Amortization of land use rights	(2,716)	(5,235)	(5,433)	(10,470)
Depreciation and amortization	(49,431)	(57,389)	(100,236)	(114,476)
Property charges and others	(77)	—	(481)	(301)

Total operating costs and expenses	(864,079)	(771,255)	(1,773,045)	(1,652,980)

OPERATING INCOME	100,767	91,002	210,589	236,532

NON-OPERATING INCOME (EXPENSES)
Interest income	(7)	1,614	1,933	2,496
Interest expenses, net of capitalized interest	(7,103)	(9,918)	(14,549)	(20,733)
Other finance costs	(6,295)	(4,309)	(12,018)	(8,752)
Foreign exchange gain, net	183	1,641	2,689	3,066
Other income, net	82	5,899	244	5,899
Loss on extinguishment of debt	—	(481)	—	(481)
Costs associated with debt modification	—	(545)	—	(545)

Total non-operating expenses, net	(13,140)	(6,099)	(21,701)	(19,050)

INCOME BEFORE INCOME TAX	87,627	84,903	188,888	217,482
INCOME TAX EXPENSE	(932)	(509)	(1,500)	(1,013)

NET INCOME	$86,695	$84,394	$187,388	$216,469

MCE Finance Limited — Restricted Subsidiaries Group

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$249,453	$75,419	$411,130	$208,533

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for acquisition of property and equipment	(67,005)	(66,088)	(177,457)	(153,016)
Placement of bank deposits with original maturity over three months	(49,357)	(104,990)	(49,357)	(104,990)
Payment for land use rights	—	—	(3,788)	(3,606)
Advance payments and deposits for acquisition of property and equipment	(577)	(4,069)	(1,862)	(12,207)
Advance to shareholder	(1,800)	—	(1,800)	—
Payment for entertainment production costs	(33)	(1,750)	(33)	(1,784)
Proceeds from sale of property and equipment	350	1	571	33
Changes in restricted cash	1,269	(12,582)	2,412	(18,117)
Withdrawals of bank deposits with original maturity over three months	196,366	110,616	587,908	110,616
Advance to unconsolidated subsidiary	—	(35,000)	—	(43,313)
Repayment of advance to unconsolidated subsidiary	—	—	—	105,398

Net cash provided by (used in) investing activities	79,213	(113,862)	356,594	(120,986)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(739,243)	(150,000)	(1,089,500)	(150,000)
Payment of deferred financing costs	—	(12,921)	(58)	(12,921)
Principal payments on capital lease obligations	(7)	(47)	(15)	(84)
Fund from an affiliated company	1,644	35,128	1,745	35,128
Principal payments on long-term debt	—	—	—	(64,179)
Proceeds from long-term debt	—	148,298	—	148,298

Net cash (used in) provided by financing activities	(737,606)	20,458	(1,087,828)	(43,758)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(408,940)	(17,985)	(320,104)	43,789
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,130,481	1,247,865	1,041,645	1,186,091

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$721,541	$1,229,880	$721,541	$1,229,880

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(4)	$(7)	$(16,331)	$(22,856)
Cash paid for tax	—	—	(2,795)	(2,795)

NON-CASH INVESTING AND FINANCING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities	32,491	19,427	59,594	49,387
Assignment of amount due from unconsolidated subsidiary to advance to shareholder	—	—	1,634,005	—
Deferred financing costs funded through accrued expenses and other current liabilities	—	33,922	—	33,922

MCE Finance Limited

Unaudited Reconciliation of Financial Condition and Results of Operations

of MCE Finance Limited — Restricted Subsidiaries Group to MCE Finance Limited

For the Six Months Ended June 30, 2016

(In thousands of U.S. dollars, except share and per share data)

		Unrestricted Subsidiaries
	Consolidated Total for MCE Finance Limited — Restricted Subsidiaries Group	Melco Crown (Macau Peninsula) Hotel Limited		Melco Crown (Macau Peninsula) Developments Limited		Elimination		Consolidated Total for MCE Finance Limited
Condensed Consolidated Balance Sheets (Unaudited)
As of June 30, 2016

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$721,541	$		$		$		$721,541
Bank deposits with original maturity over three months	49,357							49,357
Restricted cash	12,709							12,709
Accounts receivable, net	195,274							195,274
Amounts due from affiliated companies	203,913		(2)		(2)			203,909
Amounts due from unconsolidated subsidiaries	2						(2)	—
Inventories	18,680							18,680
Prepaid expenses and other current assets	52,610							52,610

Total current assets	1,254,086		(2)		(2)		(2)	1,254,080

PROPERTY AND EQUIPMENT, NET	2,505,178							2,505,178
GAMING SUBCONCESSION, NET	341,938							341,938
INTANGIBLE ASSETS	4,220							4,220
GOODWILL	81,915							81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	90,653							90,653
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	6						(6)	—
ADVANCE TO IMMEDIATE HOLDING COMPANY	600,821							600,821
ADVANCES TO GROUP COMPANIES	—				17,795		(17,795)	—
LAND USE RIGHTS, NET	351,835							351,835

TOTAL ASSETS	$5,230,652		$(2)		$17,793		$(17,803)	$5,230,640

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$9,397	$		$		$		$9,397
Accrued expenses and other current liabilities	634,818							634,818
Income tax payable	2,238							2,238
Capital lease obligations, due within one year	109							109
Current portion of long-term debt, net	44,107							44,107
Amount due to immediate holding company	26,777		2		2			26,781
Amounts due to affiliated companies	34,003							34,003
Amounts due to group companies	—		1		1		(2)	—

Total current liabilities	751,449		3		3		(2)	751,453

LONG-TERM DEBT, NET	1,387,808							1,387,808
OTHER LONG-TERM LIABILITIES	64,254							64,254
DEFERRED TAX LIABILITIES	14,293							14,293
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	207							207
ADVANCE FROM AN AFFILIATED COMPANY	1,946							1,946
ADVANCES FROM GROUP COMPANIES	—				17,795		(17,795)	—

SHAREHOLDER’S EQUITY
Ordinary shares (1)	—		3		3		(6)	—
Additional paid-in capital	1,849,785							1,849,785
Accumulated other comprehensive income	2,635							2,635
Retained earnings	1,158,275		(8)		(8)			1,158,259

Total shareholder’s equity	3,010,695		(5)		(5)		(6)	3,010,679

TOTAL LIABILITIES AND EQUITY	$5,230,652		$(2)		$17,793		$(17,803)	$5,230,640

(1)	The authorized share capital of MCE Finance Limited was 5,000,000 shares of US$0.01 par value per share, as of June 30, 2016, 1,202 ordinary shares of US$0.01 par value per share was issued and fully paid.

MCE Finance Limited

Unaudited Reconciliation of Financial Condition and Results of Operations

of MCE Finance Limited — Restricted Subsidiaries Group to MCE Finance Limited

For the Six Months Ended June 30, 2016

(In thousands of U.S. dollars)

		Unrestricted Subsidiaries
	Consolidated Total for MCE Finance Limited — Restricted Subsidiaries Group	Melco Crown (Macau Peninsula) Hotel Limited		Melco Crown (Macau Peninsula) Developments Limited		Elimination		Consolidated Total for MCE Finance Limited
Condensed Consolidated Statements of Operations (Unaudited)
For the Six Months Ended June 30, 2016

OPERATING REVENUES
Casino	$1,821,886	$		$		$		$1,821,886
Rooms	62,619							62,619
Food and beverage	34,775							34,775
Entertainment, retail and others	140,831							140,831

Gross revenues	2,060,111		—		—		—	2,060,111
Less: promotional allowances	(76,477)							(76,477)

Net revenues	1,983,634		—		—		—	1,983,634

OPERATING COSTS AND EXPENSES
Casino	(1,321,634)							(1,321,634)
Rooms	(7,449)							(7,449)
Food and beverage	(8,463)							(8,463)
Entertainment, retail and others	(28,622)							(28,622)
General and administrative	(271,562)							(271,562)
Pre-opening costs	(546)							(546)
Amortization of gaming subconcession	(28,619)							(28,619)
Amortization of land use rights	(5,433)							(5,433)
Depreciation and amortization	(100,236)							(100,236)
Property charges and others	(481)							(481)

Total operating costs and expenses	(1,773,045)		—		—		—	(1,773,045)

OPERATING INCOME	210,589		—		—		—	210,589

NON-OPERATING INCOME (EXPENSES)
Interest income	1,933							1,933
Interest expenses, net of capitalized interest	(14,549)							(14,549)
Other finance costs	(12,018)							(12,018)
Foreign exchange gain, net	2,689							2,689
Other income, net	244							244

Total non-operating expenses, net	(21,701)		—		—		—	(21,701)

INCOME BEFORE INCOME TAX	188,888		—		—		—	188,888
INCOME TAX EXPENSE	(1,500)							(1,500)

NET INCOME	$187,388		$—		$—		$—	$187,388